Exhibit 99.2

China Ceramics
Announces the Closing of the Acquisition of a
New Production Facility in Gaoan, China, and
the Addition of Three New Exclusive Distributors

Tortola, British Virgin Islands, January 22, 2010 - China Ceramics Co., Ltd. (“China Ceramics” or the “Company”) announced today that the Gaoan City Administration for Industry and Commence has transferred to the Company the registration and business license for the previously initiated acquisition of a new production facility in Gaoan, China (the “Gaoan Facility”).  China Ceramics made a final cash payment of RMB39mm to a group of investors (the “Investors”) on January 20, 2010.  The Gaoan Facility is now 100% owned by China Ceramics and has started manufacturing finished products.

China Ceramics also announced today that it has signed agreements with three new exclusive distributors in Hainan province, Zhejiang province and Anhui province that will begin distributing the Company's products in January 2010.  Including its three newly signed distributors, China Ceramics has a network of 35 exclusive distributors.  China Ceramics continues to negotiate distribution agreements with additional distributors and large real estate developers in order to increase the Company’s penetration of the PRC market.

About China Ceramics Co. Ltd.

China Ceramics is a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.  China Ceramics produces five different types of ceramics tiles, sold under the “HD” or “Hengda” brand.  The company’s products are available in over two thousand styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.  China Ceramics securities are quoted on the OTCBB under the symbols “CCLTF”, “CCLWF” and “CCCLUF”.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release.  Such risk factors include, among others: future operating or financial results; future growth expectations; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the markets in which China Ceramics operates; changes in laws and regulations; potential liability from future litigation; the diversion of management time on acquisition and integration related issues; modifications or adjustments to the financial statements of China Ceramics as a result of applicable securities laws; and general economic conditions such as inflation or recession.  Actual results may differ materially from those contained in the forward-looking statements in this communication and documents filed with the SEC. China Ceramics undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact:
Stuart Management Company
Byron Sproule, 203-226-6288

Source: China Ceramics Co., Ltd.